                                                                    EXHIBIT 99.1












                SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

                   CONSOLIDATED FINANCIAL STATEMENTS FOR THE
               YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994, AND
                          INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Somerset Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/  Deloitte & Touche LLP
--------------------------

February 6, 1997, except for Note 12,
 as to which the date is March 7, 1997

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

---------------------------------------------------------------------------
ASSETS                                                1996          1995

CURRENT ASSETS:
  Cash and cash equivalents                      $ 33,477,000  $ 21,315,000
  Investment securities                             1,008,000       180,000
  Accounts receivable (net of allowance for
    doubtful accounts of $100,000)                  6,172,000    13,875,000
  Inventories                                       1,704,000     6,551,000
  Prepaid expenses and other current assets         3,510,000     2,072,000

     Total current assets                          45,871,000    43,993,000



PROPERTY AND EQUIPMENT - Net                        4,891,000     5,496,000



INTANGIBLE ASSETS - Net                             1,259,000     1,451,000



OTHER ASSETS                                          856,000       180,000

                                                 $ 52,877,000  $ 51,120,000

----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                  1996            1995
CURRENT LIABILITIES:
 Accounts payable                                $    651,000   $  1,512,000
 Royalty payable                                    1,626,000      4,676,000
 Medicaid payable                                   1,039,000      1,004,000
 Other accrued expenses                             2,034,000        849,000
 Accrued research and development                   4,578,000      1,921,000
 Income taxes payable                               6,032,000      4,390,000
 Accrued compensation                               1,494,000        630,000
 Amounts due to related parties                     1,621,000      2,075,000

 Total current liabilities                         19,075,000     17,057,000

DEFERRED REVENUE                                            -         63,000

STOCKHOLDERS' EQUITY:
 Common stock, $.01 par value; 13,719
  shares authorized, 11,297 shares issued                   -              -
 Retained earnings                                 34,254,000     34,452,000
 Less treasury stock, 644 shares at cost             (452,000)      (452,000)

   Total stockholders' equity                      33,802,000     34,000,000

                                                 $ 52,877,000   $ 51,120,000

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

--------------------------------------------------------------------------
                                       1996          1995          1994
NET SALES                         $101,512,000  $107,365,000  $124,566,000
                                  ------------  ------------  ------------

COSTS AND EXPENSES:
  Cost of sales                     12,672,000    13,617,000    16,399,000
  Marketing                          6,263,000     4,862,000    23,457,000
  Research and development          20,118,000    17,904,000    10,424,000
  Administrative                     9,574,000     8,601,000     9,845,000
                                  ------------  ------------  ------------
                                    48,627,000    44,984,000    60,125,000
                                  ------------  ------------  ------------
                                    52,885,000    62,381,000    64,441,000

OTHER INCOME - NET                   1,732,000     2,172,000       568,000
                                  ------------  ------------  ------------
INCOME BEFORE INCOME TAXES          54,617,000    64,553,000    65,009,000

PROVISION FOR INCOME TAXES          18,815,000    20,200,000    20,900,000
                                  ------------  ------------  ------------
NET INCOME                        $ 35,802,000  $ 44,353,000  $ 44,109,000
                                  ============  ============  ============


See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

---------------------------------------------------------------------------------------------------------------------------
                                     COMMON STOCK             TREASURY STOCK               RETAINED           STOCKHOLDERS'
                                  SHARES       AMOUNT     SHARES          AMOUNT           EARNINGS               EQUITY
BALANCE, DECEMBER 31, 1993        11,297        $ --        644        $(452,000)         $ 17,990,00         $ 17,538,000

  Net income                          --          --         --               --           44,109,000           44,109,000

  Dividends                           --          --         --               --          (36,000,000)         (36,000,000)
                                  ------        ----        ---        ---------          -----------         ------------

BALANCE, DECEMBER 31, 1994        11,297          --        644         (452,000)          26,099,000           25,647,000

  Net income                          --          --         --               --           44,353,000           44,353,000

  Dividends                           --          --         --               --          (36,000,000)         (36,000,000)
                                  ------        ----        ---        ---------          -----------         ------------

BALANCE, DECEMBER 31, 1995        11,297          --        644         (452,000)          34,452,000           34,000,000

  Net income                          --          --         --               --           35,802,000           35,802,000

  Dividends                           --          --         --               --          (36,000,000)         (36,000,000)
                                  ------        ----        ---        ---------          -----------         ------------

BALANCE, DECEMBER 31, 1996        11,297        $ --        644        $(452,000)        $ 34,254,000         $ 33,802,000
                                  ======        ====        ===        =========          ===========         ============


See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

----------------------------------------------------------------------------------------------------------------------
                                                                      1996                1995                1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $ 35,802,000         $ 44,353,000         $ 44,109,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                               1,048,000              847,000              587,000
       Deferred tax expense (benefit)                               (736,000)             283,000              862,000
       Deferred revenue                                              (63,000)            (229,000)            (166,000)

       Changes in operating assets and liabilities:
         Accounts receivable                                       7,703,000            6,778,000           (4,558,000)
         Inventories                                               4,847,000           (1,258,000)          (1,473,000)
         Prepaid expenses and other current assets                (1,438,000)            (398,000)            (375,000)
         Accounts payable                                           (861,000)           1,220,000               87,000
         Royalty payable                                          (3,050,000)          (1,174,000)           1,070,000
         Accrued marketing costs                                          --          (11,000,000)           1,900,000
         Accrued research and development                          2,657,000               20,000             (145,000)
         Other accrued expenses                                    2,084,000             (350,000)             763,000
         Income taxes payable                                      1,642,000             (627,000)           2,117,000
         Amounts due to related parties                             (454,000)            (243,000)             255,000
                                                                ------------         ------------         ------------
     Net cash provided by operating activities                    49,181,000           38,222,000           45,033,000
                                                                ------------         ------------         ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in investment securities                  (828,000)           3,158,000              132,000
  Purchase of property and equipment                                (251,000)          (1,884,000)          (1,898,000)
  Decrease in other assets                                            60,000              290,000              234,000
                                                                ------------         ------------         ------------
     Net cash (used in) provided by investing activities          (1,019,000)           1,564,000           (1,532,000)
                                                                ------------         ------------         ------------

                                                                                                            (Continued)

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

--------------------------------------------------------------------------------------------------------
                                                       1996                 1995                1994
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid on common stock                  $(36,000,000)        $(36,000,000)        $(36,000,000)
  Net decrease in note payable                              --                   --             (253,000)
                                                  ------------         ------------         ------------
     Net cash used in financing activities         (36,000,000)         (36,000,000)         (36,253,000)
                                                  ------------         ------------         ------------


NET INCREASE IN CASH AND CASH
  EQUIVALENTS                                       12,162,000            3,786,000            7,248,000

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                 21,315,000           17,529,000           10,281,000
                                                  ------------         ------------         ------------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                                     $ 33,477,000         $ 21,315,000         $ 17,529,000
                                                  ============         ============         ============
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION
  Cash paid during the year for:
   Interest                                       $         --         $         --         $      7,000
                                                  ============         ============         ============
   Income taxes                                   $ 20,409,000         $ 22,074,000         $ 17,683,000
                                                  ============         ============         ============


See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

1.      PRINCIPLES OF CONSOLIDATION AND OPERATIONS

        The consolidated financial statements include the accounts of Somerset Pharmaceuticals, Inc. (the "Company") and its wholly owned subsidiaries, Somerset Pharmaceuticals Holding Company and Somerset Caribe, Inc. The Company is jointly owned by Mylan Laboratories, Inc. and Watson Pharmaceuticals, Inc., with each owning 50% of the outstanding common stock of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company, incorporated in February 1986, is engaged in the development, testing and marketing of drugs to be used in the treatment of various human disorders. Currently, the Company manufactures (at its facility in Puerto Rico), markets and sells Eldepryl, which is used as a treatment for Parkinson's Disease. The Company had exclusivity relating to the chemical compound Eldepryl for use as a treatment for late stage Parkinson's Disease through June of 1996. In May 1996, the Company received approval from the Food and Drug Administration for Eldepryl capsules and withdrew the tablet form from the marketplace. Competitors entered the marketplace with a generic version of the tablet in August 1996. The loss of exclusivity and the introduction of competitive products could have a material impact on the Company's future operating results.

        The Company is party to an exclusive 14-year agreement (through November 22, 2003) with Chinoin Pharmaceutical Company ("Chinoin") of Budapest, Hungary under which Eldepryl and other new potential drugs resulting from Chinoin research are made available for licensing by the Company. The license agreement required the Company to pay royalties equal to 7% of net sales of Eldepryl including sub-license revenues. During 1996, the license agreement was amended to reduce the Eldepryl royalties to 3.5% of net sales subsequent to May 31, 1996. The Company incurred royalty expense of approximately $5,917,000, $8,473,000 and $9,983,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The license agreement also requires the Company to purchase the main raw material used in the manufacture of Eldepryl from Chinoin through 1999.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a. Cash and Cash Equivalents - The Company generally considers debt instruments purchased with a maturity of three months or less and investments in money market accounts to be cash equivalents.

        b. Investment Securities - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1996 and 1995, the investment securities were available-for-sale, and there were no material unrealized gains or losses. There were no sales or maturities of investments in 1996. Proceeds from sales and maturities of investments were $4,898,000 and $70,000 in 1995, and $797,000 and $750,000 in 1994, respectively, and realized gains or losses were not material in either year. The gain or loss on sale is based on the specific identification method.

        c. Inventories - Inventories are stated at the lower-of-cost or market, with cost determined on a first-in, first-out basis.

        d. Property and Equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method. Estimated useful lives are five to seven years for machinery and equipment and furniture and fixtures and 35 years for the building.

        e. Intangible Assets - Intangible assets are amortized on a straight-line basis over 14 years.

        f. Research and Development - Research and development costs are expensed as incurred.

        g. Concentration of Credit Risk - The Company's product is sold throughout the United States principally to distributors and wholesalers in the pharmaceutical industry. The Company performs ongoing credit evaluation of its customers' financial condition and generally requires no collateral from its customers.

        h. Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period.

        i. New Accounting Standard - The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" during 1996. The adoption of this standard did not have a material impact on the financial statements.

3.      INVENTORIES

        Inventory consists of the following at December 31, 1996 and 1995:

                                              1996             1995
          Raw material                 $   1,083,000     $   5,091,000
          Work in process                    373,000           163,000
          Finished goods                     248,000         1,297,000
                                       -------------     -------------
          Total                        $   1,704,000     $   6,551,000
                                       =============     =============

4.      PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31, 1996 and 1995:

                                         1996             1995
Land                                 $  300,000        $  300,000
Building                              2,255,000         2,255,000
Machinery and equipment               4,281,000         4,048,000
Furniture and fixtures                  153,000           146,000
                                     ----------        ----------
                                      6,989,000         6,749,000
Less accumulated depreciation         2,098,000         1,253,000
                                     ----------        ----------
Property and equipment - net         $4,891,000        $5,496,000
                                     ==========        ==========

5.      SUB-LICENSE OF RIGHTS

        On February 9, 1988, the Company granted a sub-license to its exclusive right and license to use its technology to Draxis Health Inc. (formerly Deprenyl Research Limited) to commercialize certain drugs in Canada for 15 years. The Company receives a royalty of 11% of Draxis Health Inc.'s net sales over the license period.

        Royalty income, net of related royalty expense payable to Chinoin, included in other income for the years ended December 31, 1996, 1995 and 1994 was approximately $175,000, $197,000 and $199,000, respectively.

6.      INTANGIBLE ASSETS

        Intangible assets primarily represent the cost of a modification to the terms of the Chinoin Agreement, less accumulated amortization of $1,446,000 and $1,254,000 at December 31, 1996 and 1995, respectively.

7.      CO-PROMOTIONAL AGREEMENT

        Effective October 1, 1990, the Company entered into an agreement with Sandoz Pharmaceuticals Corporation ("Sandoz") to co-promote the product Eldepryl. Under the terms of the agreement, the Company was required to make certain payments to Sandoz in the event sales of Eldepryl exceed certain predefined minimums. The agreement required Sandoz, among other things, to expend, at a minimum, a predetermined amount for advertising during each year of the agreement. Once the predetermined levels of sales were exceeded, the Company was required to pay Sandoz for advertising expenditures made on behalf of the Company. After Sandoz's advertising expenses were reimbursed, any additional amounts were shared by Sandoz and the Company based upon the terms of the agreement.

        In December 1994, the Company amended its co-promotional agreement with Sandoz. The amended agreement eliminated certain residual period payments to Sandoz, shortened the term to March 31, 1996, eliminated certain sales force detail requirements and required certain payments to be made to the Company if a predetermined level of sales was not achieved.

        During 1995 the Company entered into an agreement with CoCensys, Inc. ("CoCensys") for the promotion of Elderpryl. The agreement was effective January 1, 1996 and had an initial term of two years. Under the terms of the original agreement, the Company would have compensated CoCensys, based on a predetermined formula that considered both the number of new prescriptions written and the net sales dollars achieved in each quarter. During 1996, the agreement was modified with respect to term, new prescriptions and detail calls. The Company and CoCensys are currently renegotiating a new agreement.

        During 1996, 1995 and 1994, the Company expensed (net of any payments required to be made to the Company by Sandoz) $1,230,000, $5,304,000 and $22,360,000, respectively, pursuant to the agreements. Additionally, certain co-promotional fees paid by Sandoz at the commencement of the 1990 agreement were recognized ratably by the Company during the term of the agreement (six years, expiring on March 31, 1996), and certain costs associated with the procurement, negotiating and execution of the agreement by the owners of the Company were incurred by the Company in approximately the same amount.

8.      INCOME TAXES

        The income tax provision consists of the following for the years ended December 31, 1996, 1995 and 1994:

                                             1996          1995         1994
Current tax expense:
  Federal                               $ 15,257,000   $15,625,000  $15,025,000
  State                                    4,194,000     4,177,000    4,899,000
  Foreign                                    100,000       115,000      114,000
                                        ------------   -----------  -----------
                                          19,551,000    19,917,000   20,038,000
                                        ------------   -----------  -----------
Deferred tax expense (benefit):
  Federal                                   (669,000)      256,000      754,000
  State                                      (67,000)       27,000      108,000
                                        ------------   -----------  -----------
                                            (736,000)      283,000      862,000
                                        ------------   -----------  -----------
Total provision for income taxes        $ 18,815,000   $20,200,000  $20,900,000
                                        ============   ===========  ===========

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred taxes (which are included in "Other Assets" in the balance sheet) as of December 31, 1996 and 1995 are as follows:

                                                                                   1996            1995
          Deferred tax assets:
            Deferred compensation                                              $  557,000        $122,000
            Inventory valuation allowance                                         230,000              --
            Chargeback allowance                                                  216,000         148,000
            Other                                                                  37,000          60,000
                                                                               ----------        --------
                                                                                1,040,000         330,000

          Deferred tax liabilities - different methods of accounting
            between financial and income tax reporting for amortization           220,000         246,000
                                                                               ----------        --------
              Net deferred tax assets                                          $  820,000        $ 84,000
                                                                               ==========        ========

       The statutory federal income tax rate is reconciled to the effective tax rate as follows for the years ended December 31, 1996, 1995 and 1994:

                                                               1996            1995            1994
          Tax at statutory rate                                35.0%           35.0%           35.0%
          State income tax (net of federal benefit)             3.6             2.8             3.5
          Tax credits                                          (9.5)           (9.4)           (9.9)
          Tollgate tax                                          4.0             3.9             3.9
          Other                                                 1.3            (1.0)            (.4)
                                                               ----            ----            ----
          Effective tax rate                                   34.4%           31.3%           32.1%
                                                               ====            ====            ====

        Tax credits result principally from operations in Puerto Rico. See Note 12.

9.      RELATED PARTY TRANSACTIONS

        The Company incurs expenses for ongoing management services and over a six year period (which ended March 31, 1996) for specific services related to the procurement, negotiation and execution of the original co-promotion agreement by the owners of the Company. The Company also has other transactions with one or both of its owners as detailed below for the years ended December 31, 1996, 1995 and 1994:

                                                             1996              1995              1994
         Management fees                                 $5,076,000        $5,370,000        $6,228,000
         Research and development                         1,250,000                --         1,020,000
         Inventory handling and distribution fees           519,000           415,000           650,000
         Rent - equipment and facilities                  1,217,000         1,416,000         1,065,000
         Product liability insurance                             --                --           618,000
         Purchase of raw materials                               --           450,000                --

10.     SIGNIFICANT CUSTOMERS

        The Company had sales to certain customers which individually exceeded 10% of sales. In 1996 sales to three major customers were $23,200,000, $21,259,000 and $18,692,000, respectively. In 1995 sales to four major customers were of $23,986,000, $23,467,000, $15,733,000 and $13,111,000,
        respectively. In 1994 sales to three customers were $30,090,000, $23,479,000 and $17,991,000, respectively.

11.     EMPLOYEE BENEFIT PLANS

        The Company has a defined contribution profit sharing plan covering substantially all employees. Contributions are made at the discretion of the Board of Directors. Additionally, during 1994, the Company initiated a deferred compensation plan for certain key employees. During 1996, 1995 and 1994, the Company recorded expense of $954,000, $83,000 and $755,000 for these plans, respectively.

12.     SUBSEQUENT EVENT

        In connection with an examination of the Company's Federal tax returns for the three years ended December 31, 1995, representatives of the Internal Revenue Service (the "Service"), on March 7, 1997, have reviewed with the Company a draft "Notice of Proposed Adjustments" that contains a proposed adjustment to the Company's use of tax credits under Internal Revenue Code section 936.

        Under the proposed adjustment, the Company could be subject to approximately $9 million of additional income tax and interest charges that have not been accrued as of December 31, 1996.

        Management believes that the Company has met all of the requirements to qualify for the tax credits available under Internal Revenue Code section 936, and intends to vigorously defend its position on this matter.

                                   * * * * * *